Exhibit (a)(5)(B)

JOYY Inc. Announces the Results of the Repurchase Right Offer for its 0.750% Convertible Senior Notes due 2025

SINGAPORE, June 14, 2023 — JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global technology company, today announced the results of its previously announced repurchase right offer relating to its 0.750% Convertible Senior Notes due 2025 (CUSIP No. 98426T AD8) (the “2025 Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Tuesday, June 13, 2023. Based on information from Citibank, N.A. as the paying agent for the 2025 Notes, US$432,232,000 aggregate principal amount of the 2025 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate cash purchase price of these 2025 Notes is US$432,232,000. The Company has accepted all of the surrendered 2025 Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders. Following the settlement of the repurchase, no 2025 Note will remain outstanding.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.joyy.com.

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the Nasdaq since November 2012.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com